UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

TriSalus Life Sciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

89680M 101

(CUSIP Number)

David J. Matlin

c/o TriSalus Life Sciences, Inc.

6272 W. 91st Avenue

Westminster, CO 80031

Telephone: (415) 336-8917

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89680M 101

1.	Name of Reporting Persons David J. Matlin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,272,421(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,272,421(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,272,421(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.2%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 931,903 shares of common stock, par value $0.0001 per share (“Common Stock”) of the Issuer held directly by Mr. Matlin, (ii) 1,240,518 shares of Common Stock underlying private warrants, which are exercisable for shares of the Issuer’s Common Stock commencing 30 days after the closing of the business combination on August 10, 2023 (the “Closing Date”) and (iii) 100,000 shares of Common Stock issuable upon conversion of shares of the Issuer’s Series A Convertible Preferred Stock (“Preferred Stock”) acquired by Mr. Matlin in a private placement that closed concurrently with the closing of the business combination on the Closing Date.

(2)

Represents the percentage ownership based on (i) 26,316,681 shares of Common Stock issued and outstanding as of the Closing Date and (ii) 100,000 shares of Common Stock issuable upon conversion of shares of the Issuer’s Preferred Stock as of the Closing Date, as reported in the Issuer’s Form 8-K filed on August 16, 2023.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of TriSalus Life Sciences, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 6272 W. 91st Avenue, Westminster, CO 80031.

Item 2. Identity and Background

(a) David J. Matlin (the “Reporting Person”).

(b) The business address of the Reporting Person is c/o TriSalus Life Sciences, Inc., 6272 W. 91st Avenue, Westminster, CO 80031.

(c) David J. Matlin is a member of the board of directors of the Issuer.

(d)–(e) During the last five years, the Reporting Person has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and, as a result of such proceeding, have been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) David J. Matlin is a citizen of United States.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person acquired the shares of Common Stock pursuant to the Agreement and Plan of Merger, dated as of November 11, 2022, as amended on April 4, 2023, May 13, 2023, and July 5, 2023 (the “Merger Agreement”), by and among the Issuer (formerly known as MedTech Acquisition Corp., “MTAC”)), MTAC Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of MTAC (“Merger Sub”) and TriSalus Operating Life Sciences, Inc. (formerly known as TriSalus Life Sciences, Inc.), a Delaware corporation (“Legacy TriSalus”), pursuant to which Merger Sub merged with and into Legacy TriSalus (the “Business Combination”), with Legacy TriSalus surviving as a wholly owned subsidiary of MTAC. In connection with the consummation of the Business Combination on August 10, 2023 (the “Closing Date”), MTAC changed its name from MedTech Acquisition Corporation to TriSalus Life Sciences, Inc. and Legacy TriSalus changed its name from TriSalus Life Sciences, Inc. to TriSalus Operating Life Sciences, Inc. For additional information, refer to the full text of the Merger Agreement, a copy of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

In connection with the Business Combination, the Reporting Person entered into a subscription agreement with MTAC to acquire the shares of the Issuer’s Series A Convertible Preferred Stock pursuant to a private placement transaction that closed concurrently with the closing of the Business Combination on the Closing Date. For additional information, refer to the full text of the Form of Subscription Agreement, a copy of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 4. Purpose of Transaction

The Reporting Person acquired the securities described in Item 5 for investment purposes only. The Reporting Person does not have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. However, the Reporting Person may propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934, as amended. The Reporting Person also may change his investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by the Reporting Person in any manner permitted by law. The Reporting Person may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. The Reporting Person also reserves the right to acquire or dispose of derivatives, convertible notes or other instruments related to Common Stock or other securities of the Issuer, provided that in the Reporting Person’s judgment such transactions are advisable.

The information furnished in Item 3 hereinabove is incorporated into this Item 4 by reference.

Item 5. Interest in Securities of the Issuer

(a)-(b) As of the date hereof, David J. Matlin holds and beneficially owns an aggregate of 2,272,421 shares of the Issuer’s Common Stock, over which Mr. Matlin has sole voting and sole dispositive power. Such shares represent approximately 8.2% of the Issuer’s issued and outstanding Common Stock, as reported in the Issuer’s Form 8-K filed on August 16, 2023.

(c) Other than the acquisition of the shares of Common Stock as reported herein, and as described under Item 4, the Reporting Person has not affected any other transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 2,272,421 shares of Common Stock reported in Item 5(a).

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of The Issuer.

Registration Rights Agreement

On August 10, 2023, in connection with the consummation of the Business Combination and as contemplated by the Merger Agreement, the Issuer, MedTech Acquisition Sponsor LLC (the “Sponsor”), the members of the Sponsor (including Mr. Matlin), and certain former stockholders of Legacy TriSalus entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer agreed to file, not later than 45 days after the Closing Date, a registration statement to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, certain securities of the Issuer that are held by the parties thereto (the “Registrable Securities”). Pursuant to the Registration Rights Agreement, subject to certain requirements and customary conditions, the Issuer also grants piggyback registration rights and demand registration rights to the parties thereto. The Registration Rights Agreement will terminate with respect to any party thereto, on the date that such party no longer holds any Registrable Securities.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Letter Agreement

In connection with the initial public offering of MTAC’s common stock, MTAC, its officers and directors and Sponsor entered into that certain Letter Agreement, dated December 17, 2020, pursuant to which, among other things, the Sponsor (including the Reporting Person following the distribution by the Sponsor to its members concurrently with the consummation of the Business Combination) agreed to certain restrictions on the sale or disposition of all of the Common Stock held by (or issuable to) the Reporting Person for a term ending twelve months after the closing of the Business Combination. The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, MTAC entered into a sponsor support agreement (the “Sponsor Support Agreement”), dated as of November 11, 2022, with the Sponsor, Legacy TriSalus and MTAC’s directors and officers. The Sponsor Support Agreement provides, among other things, that 3,125,000 of the shares of Common Stock held by the Sponsor (including 716,848 of the shares of Common Stock held directly by the Reporting Person following the distribution by the Sponsor to its members concurrently with the consummation of the Business Combination) and MTAC’s directors and officers immediately after the Closing Date shall be subject to vesting and potential forfeiture if certain triggering events are not achieved prior to the fifth anniversary of the Closing Date. In particular, of the 716,848 shares of Common Stock held directly by the Reporting Person, (i) 25% will only vest if, during the five year period following the Closing Date, the volume weighted average price (“VWAP”) of the Common Stock equals or exceeds $15.00 for any twenty trading days within a period of thirty consecutive trading days, (ii) 25% will only vest if, during the five year period following the Closing Date, the VWAP of the Common Stock equals or exceeds $20.00 for any twenty trading days within a period of thirty consecutive trading days, (iii) 25% will only vest if, during the five year period following the Closing Date, the VWAP of the Common Stock equals or exceeds $25.00 for any twenty trading days within a period of thirty consecutive trading days; and (iv) 25% will only vest if, during the five year period following the Closing Date, the VWAP of the Common Stock equals or exceeds $30.00 for any twenty trading days within a period of thirty consecutive trading days. Any such shares held by the Reporting Person that remain unvested after the fifth anniversary of the Closing will be forfeited.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Additionally, the information furnished in Item 3 is incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

1.	Agreement and Plan of Merger, dated as of November 11, 2022, by and among MedTech Acquisition Corporation, MTAC Merger Sub, Inc., and TriSalus Life Sciences, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on November 14, 2022).

2.	Amended and Restated Registration Rights Agreement, dated August 10, 2023, by and among the Issuer, the Sponsor, and certain stockholders of the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 16, 2023).

3.	Letter Agreement, dated December 17, 2020, by and among MedTech Acquisition Corporation, its officers and directors and MedTech Acquisition Sponsor LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 23, 2020).

4.	Sponsor Support Agreement, dated as of November 11, 2022, by and among MedTech Acquisition Corporation, TriSalus Life Sciences, Inc., and MedTech Acquisition Sponsor LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on November 14, 2022).

5.	Form of Subscription Agreement for PIPE Financing (Initial) (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 8, 2023).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAVID J. MATLIN

Date: August 21, 2023	/s/ David J. Matlin